U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*
     Bien      Frederic      V.

                        c/o BigStar Entertainment, Inc.
                             19 Fulton Street, 5th

2.   Date of Event Requiring Statement (Month/Day/Year)
     6/2/00

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
     BigStar Entertainment, Inc./BGST

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
                 Chief Technology Officer

6.   If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
    Common Stock(1)                      50,000                          (D)                  N/A


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
- ----------------------------------------------------------------------------------------------------------------------------------
                       |          |           |                  |                  |                  |              |
Options to purchase    | 12/23/99 | 11/23/02  |     Common Stock |         21,428   |     $7.9375      |      (D)     |
  Common Stock         |          |           |                  |                  |                  |              |
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase   | 2/1/00(2)|  1/1/03   |     Common Stock |         175,000  |     $7.9375      |      (I)     |     (I)(3)
  Common Stock         |          |           |                  |                  |                  |              |
                       |          |           |                  |                  |                  |              |
------------------------------------------------------------------------------------------------------------------------------------

      /s/ Frederic V. Bien                        August 10, 2000
- --------------------------------           -----------------------
**Signature of Reporting Person                     Date

Explanation of Responses:

(1)  Consists of restricted shares that vest on May 15, 2001;
     Prior to this date the shares may not be sold.

(2) Consists of warrants to purchase 7,300 shares that vest monthly from February 1, 2000 through May 1, 2000, and warrants to purchase, 7,290 shares that vest monthly from June 1, 2000 through December 1, 2001.

(3) Frederic V. Bien is President and majority shareholder of Belamo Corp., which holds warrants for 175,000 shares.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.